CLEARY GOTTLIEB STEEN & HAMILTON (HONG KONG)	FREEMAN CHAN SHUANG ZHAO DENISE SHIU PARTNERS CHRIS CHURL-MIN LEE[1] REGISTERED FOREIGN LAWYER ROBERT K. WILLIAMS RAYMOND LAM COUNSEL 1 Admitted to practice in New York
Hysan Place, 37th Floor 500 Hennessy Road, Causeway Bay Hong Kong T: +852 2521 4122 F: +852 2845 9026 clearygottlieb.com

AMERICAS		ASIA	EUROPE & MIDDLE EAST
NEW YORK SAN FRANCISCO SÃO PAULO	SILICON VALLEY WASHINGTON, D.C.	BEIJING HONG KONG SEOUL	ABU DHABI BRUSSELS COLOGNE	FRANKFURT LONDON MILAN	PARIS ROME

D: +852 2532 3783 szhao@cgsh.com

June 21, 2022

Christine Westbrook

Celeste Murphy

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Burning Rock Biotech Limited Response to the Staff’s Comments on the Registration Statement on Form F-3 Submitted on April 29, 2022 CIK No. 0001792267

Dear Ms. Westbrook and Ms. Murphy:

On behalf of our client, Burning Rock Biotech Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 16, 2022 regarding the Company’s Registration Statement on Form F-3 submitted to the SEC on April 29, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised registration statement on Form F-3 (the “Revised Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

Cleary Gottlieb Steen & Hamilton (Hong Kong) is affiliated with Cleary Gottlieb Steen & Hamilton LLP, a Limited Liability Partnership registered in New York.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

Securities and Exchange Commission

June 21, 2022

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Registration Statement, marked to show changes to the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

* * * *

Securities and Exchange Commission

June 21, 2022

Cover page

1.

We note your disclosure that you are not a Chinese operating company but a holding company incorporated in the Cayman Islands and that you conduct operations primarily through your subsidiaries and through contractual arrangements with the variable interest entity or VIE and its subsidiaries. You state that these contractual arrangements enable you to exercise effective control of the VIE. You also state that you are the primary beneficiary of the VIE. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

The Company has revised the disclosure on the cover page of the Revised Registration Statement in response to the Staff’s comment.

2.

Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. In addition, please add disclosure discussing: (i) restrictions on currency exchanges in China may limit your ability to freely convert RMB to fund any future business activities outside China or other payments in U.S. dollars and (ii) capital controls the Chinese government imposes may limit your ability to use capital from your subsidiaries located in China for business purposes outside of China.

The Company has revised the disclosure on the cover page of the Revised Registration Statement in response to the Staff’s comment.

3.

We note your disclosure that your independent registered public accounting firm is not currently inspected by the PCAOB. We note also that you are named on the list of Commission Identified Issuers available on our website at https://www.sec.gov/hfcaa. Please revise to provide related disclosure on the cover page, in the summary and in the Risk Factors section.

The Company has revised the disclosure on the cover page, pages 15, 16 and 24 of the Revised Registration Statement in response to the Staff’s comment.

About this Prospectus, page 1

4.	Please revise the definition of “China” or “PRC” so that it includes Hong Kong and Macau.

The Company has revised the disclosure on page 1 of the Revised Registration Statement in response to the Staff’s comment.

Prospectus Summary, page 8

Securities and Exchange Commission

June 21, 2022

5.

We note your disclosure referencing your contractual agreements, including the exclusive business cooperation agreement, among others. Please ensure you describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

The Company submits that, as disclosed on pages 8, 9, 10 and 11 of the Revised Registration Statement and through incorporation by reference the relevant disclosure included in its 2021 Form 20-F, it has described all contracts and arrangements through which it could receive the economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into the Company’s financial statements. The Company would like to direct the Staff’s attention to the disclosures on page 15 of the Revised Registration Statement, which disclose that (i) the Company may incur substantial costs to enforce the terms of the arrangements and (ii) the challenges the Company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. The Company has also revised the disclosure on pages 8 and 15 of the Revised Registration Statement in response to the Staff’s comment.

6.

We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE). We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

The Company would like to direct the Staff’s attention to the disclosures on the cover page and page 9 of the Revised Registration Statement, where the Company has stated that it is the primary beneficiary of the VIE for accounting purposes. The Company has revised the disclosure on the cover page, pages 9 and 18 of the Revised Registration Statement to clearly indicate that the Company does not have any equity ownership of the VIE in response to the Staff’s comment. The Company has revised page 15 and 19 of the Revised Registration Statement in response to the Staff’s other comments.

Securities and Exchange Commission

June 21, 2022

7.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For each summary risk factor related to doing business in China, please add a cross-reference to the more detailed discussion in the corresponding risk factor in the Risk Factors section.

The Company has revised pages 16, 17 and 23 of the Revised Registration Statement in response to the Staff’s comment.

8.

Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company has revised pages 6 and 7 of the Revised Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 21, 2022

9.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please also disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures.

The Company has revised pages 13, 14 and 15 of the Revised Registration Statement in response to the Staff’s comment.

10.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

The Company has revised the cover page, pages 15, 16, 24 and 25 of the Revised Registration Statement in response to the Staff’s comment.

Risk Factors

Risks Relating to Our Corporate Structure, page 11

11.

Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

The Company has revised page 19 of the Revised Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 21, 2022

Risks Relating to Doing Business in the PRC, page 12

12.

We note your disclosure that the cybersecurity laws and regulations have not directly affected your business and operations and that you have not been involved in any investigations on cybersecurity review made by the CAC on such basis. Please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company has revised page 20 and 21 of the Revised Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 21, 2022

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Leo Li, the chief financial officer of Burning Rock Biotech Limited, by telephone at +86-185-0164-1666 or via e-mail at leo.li@brbiotech.com, or Chris Yin, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-20-2881-2888 or via email at Chris.Yin@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Leo Li, Chief Financial Officer, Burning Rock Biotech Limited

Chris Yin, Partner, Ernst & Young Hua Ming LLP